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PROSPECTUS SUPPLEMENT                          FILED PURSUANT TO RULE 424(b)(3)
(TO PROSPECTUS DATED OCTOBER 22, 2001)         REGISTRATION NO. 333-68526



                         AMERICAN GREETINGS CORPORATION

                175,000,000 PRINCIPAL AMOUNT OF 7.00% CONVERTIBLE
                      SUBORDINATED NOTES DUE JULY 15, 2006

                                       AND

                    12,590,655 CLASS A COMMON SHARES ISSUABLE
                          UPON CONVERSION OF THE NOTES

This Prospectus Supplement (the "Supplement") supplements the Prospectus dated October 22, 2001 contained in the Registration Statement on Form S-3 (Commission File No. 333-68526) of American Greetings Corporation (the "Company"). This Supplement relates to the resale by the Selling Securityholders named herein under the heading "Selling Securityholders" (the "Selling Securityholders") of
(i) up to $8,273,080 aggregate principal amount of the Company's 7.00% Convertible Subordinated Notes due 2006 (the "Notes") and (ii) up to 595,219 of the Company's Class A Common Shares (and such indeterminate number of additional shares as may be issued pursuant to anti-dilution adjustments) issuable upon conversion of the Notes. The Notes originally were issued in private placements on June 29, 2001 and July 20, 2001. This Supplement should be read together with the Prospectus dated October 22, 2001, which should be delivered with this Supplement. Each capitalized term used in this Supplement but not defined herein has the meaning given it in the Prospectus.

The Company's Class A Common Shares are traded on the New York Stock Exchange under the symbol "AM." On September 19, 2002, the last reported sale price for the Class A Common Shares was $17.20 per share.

The Notes are not listed on any securities exchange or included in any automated quotation system, but they currently are designated for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc.

The Notes are unsecured obligations of the Company and are subordinate in right of payment to all current and future senior debt of the Company. As of May 31, 2002, the Company had $672.1 million of senior debt outstanding and its subsidiaries had $229.2 million of outstanding debt and other liabilities (including trade payables). The Indenture permits the incurrence of additional indebtedness or other liabilities by the Company or its subsidiaries in the future.

          The date of this Prospectus Supplement is September 20, 2002




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2

                             SELLING SECURITYHOLDERS

The following table sets forth information concerning the aggregate principal amount of Notes beneficially owned by each Selling Securityholder, as of September 15, 2002, and the number of Class A Common Shares issuable upon conversion of the Notes held by such holders, which may be offered from time to time pursuant to this Supplement. Other than ownership of the Company's securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years, other than an affiliate of Goldman Sachs & Company which, during such period, has acted as an Initial Purchaser of the Notes and of the Company's 11.75% Senior Subordinated Notes due 2008 and as a financial advisor to the Company. The table below has been prepared on the basis of information furnished to the Company by or on behalf of the Selling Securityholders. The information below supplements the information contained in the Prospectus under the caption "Selling Securityholders." Since all or any of the Notes or Class A Common Shares listed below may be offered for sale by the Selling Securityholders from time to time, no estimate can be given as to the percentage of outstanding Notes or Class A Common Shares that will be held by any Selling Securityholders upon termination of sales pursuant to this Supplement.

           NAME (1)             PRINCIPAL AMOUNT OF      PERCENTAGE OF       UNDERLYING CLASS A         PERCENTAGE OF CLASS A
                                NOTES BENEFICIALLY    NOTES OUTSTANDING   COMMON SHARES THAT MAY     COMMON SHARES OUTSTANDING
                                 OWNED THAT MAY BE                               BE SOLD (2)            AFTER THE OFFERING (3)
                                     SOLD ($)
Goldman Sachs & Company              $2,340,000              1.34%               168,355                          *
McMahan Securities Co., L.P.           $362,000                  *                26,044                          *
Sage Capital                         $3,500,000              2.00%               251,813                          *
Silverback Master, Ltd.              $2,071,080              1.18%               149,007                          *
TOTAL                                $8,273,080                                  595,219

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* Less than 1%

(1) The Selling Securityholders and the amount of Notes held by them are set forth herein as of September 15, 2002 and will be updated as required.

(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of 71.9466 Class A Common Shares per $1,000 principal amount of Notes. The conversion rate and the number of Class A Common Shares issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights" in the Prospectus. Accordingly, the number of Class A Common Shares issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Based upon 61,173,920 Class A Common Shares outstanding as of May 31, 2002, treating as outstanding the total number of Class A Common Shares shown as being issuable upon the assumed conversion by the named Selling Securityholder of the full amount of such Selling Securityholder's Notes, but not assuming the conversion of the Notes of any other Selling Securityholder.


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